UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16

OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2015

Commission File No.: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its charter)

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 17, 2015 Amira Nature Foods Ltd issued a press release regarding a letter received from KRBL Limited. The press release is attached as Exhibit 99.1 and the letter from KRBL Limited is attached as Exhibit 99.2. Each is incorporated by reference herein. The information contained in Exhibits 99.1 and 99.2 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1	Press Release, dated February 17, 2015
99.2	KRBL Limited Letter to Mr. Karan Chanana, dated February 16, 2015

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 17, 2015

AMIRA NATURE FOODS LTD

By:	/s/ Bruce C. Wacha
Name:	Bruce C. Wacha
Title:	Chief Financial Officer

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